JAMES ADVANTAGE FUNDS

1290 Broadway, Suite 1100

Denver, Colorado 80203

October 28, 2014

Via EDGAR

Ms. Stephanie Hui

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

James Advantage Funds

File No. 811-08411

Form N-1/A: 1933 Act Post-Effective Amendment No. 33 filed August 15, 2014

Dear Ms. Hui:

On behalf of James Advantage Funds (the “Registrant”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on October 1, 2014 regarding its review of the Registrant’s 1933 Act Post-Effective Amendment No. 33 to Form N-1/A, filed with the SEC via EDGAR on August 15, 2014 (“PEA 33”).

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments, accompanied by the Registrant’s responses to each comment.

Selected James Advantage Funds

1.

Staff Comment:  The Staff notes that, with respect to the James Small Cap Fund, the James Mid Cap Fund, and the James Micro Cap Fund, the 80% test described under “Principal Investment Strategies” includes “exchange-traded funds (“ETFs”) that invest primarily in equity securities.”  Please confirm that if a fund invests in ETFs, the fund will, to the extent practicable, “look through” the ETF holding to the underlying portfolio securities for the purposes of the 80% test.

Registrant’s Response:  The Fund has historically relied on the non-ETF portion of the portfolio to satisfy the 80% test.  To the extent that the Fund seeks to include an ETF for the purposes of satisfying the 80% test, the Fund will, to the extent practicable and available, “look through” the ETF holding to the underlying portfolio securities.

James Micro Cap Fund

2.

Staff Comment:  The Staff notes that the principal investment strategy of this fund includes investments in “foreign and domestic companies.” Please clarify whether this fund will be investing in emerging markets, and to the extent applicable, please add disclosure to the fund’s discussion of principal investment strategies and risk factors.

Registrant’s Response:  The Fund may invest in emerging markets, but at present, does not intend to invest in such markets to the extent that such investment would be a principal investment strategy of the Fund.

3.

Staff Comment:  Please also include a risk factor describing those risks associated with the foreign investments made by this fund.

Registrant’s Response:  Comment complied with.

James Long Short Fund

4.

Staff Comment:  Referring to the discussion of “Principal Investment Strategies” page 13 of this fund’s prospectus, please revise the last two sentences of the paragraph using “Plain English” and include additional discussion about short sales.

Registrant’s Response:  Comment complied with.

James Balanced: Golden Rainbow Fund

5.

Staff Comment:  Please clarify why the Statement of Additional Information (SAI) for this fund was not included in PEA 33.

Registrant’s Response:  The SAI was not included because the proposed changes in PEA 33 related to other funds in the James fund complex.  The SAI for this fund will be included in Registrant’s annual post-effective amendment under Rule 485(b), to be filed on or about October 31, 2014.

* * * * * * *

The Registrant hereby acknowledges that:

•

should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

The Registrant wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions or need further clarification, please contact me at (937) 426-7640.

Sincerely,

/s/ Thomas L. Mangan

Thomas L. Mangan

Vice President, Chief Financial Officer and Secretary

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP